Exhibit 99.1

ELBIT IMAGING ANNOUNCES A DIVIDEND PAYMENT BY EDT RETAIL TRUST

Tel Aviv, Israel, September 19,  2011, Elbit Imaging Ltd. (NASDAQ: EMITF) (“Elbit”) announced today that  its subsidiary, EDT Retail Trust (“EDT”), has distributed an interim dividend payment of US$26 million (approximately NIS 95 million). Elbit Plaza USA LP, a jointly controlled entity of Elbit and Plaza Centers N.V. (LSE: PLAZ, WSE: PLZ/PLAZACNTR) (“Plaza”), received a total distribution amount of US$11.8 million (approximately NIS 43 Million) Each of  Elbit's and Plaza’s share in such distribution  is approximately US$5.9 million (approximately NIS 21.5 million).

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial and Entertainment Centers - Initiation, construction and sale of shopping and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India; (ii) U.S. Real Property - Investment in commercial real property in the United States; (iii) Hotels - Hotel operation and management, primarily in major European cities; (iv) Medical Industries - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine; (v) Residential Projects - Initiation, construction and sale of residential projects and other mixed-use real property projects, predominately residential, located primarily in India and in Eastern Europe; (vi) Fashion Apparel - Distribution and marketing of fashion apparel and accessories in Israel; and (vii) Other Activities - (a) venture capital investments and (b) investments in hospitals and farm and dairy plants in India. We have presently decided to suspend our investment activities in hospitals and farm and dairy plants in India until we are satisfied that the economy has recovered sufficiently to resume such activities.

About EPN

EPN Investment Management LLC and EPN Fund GP LLC are entities jointly formed by Elbit Imaging Ltd. (“Elbit”), its subsidiary Plaza Centers N.V. (“Plaza”) and Eastgate Property LLC and its affiliates (“Eastgate”) in order to facilitate U.S. retail real estate investments, including through EPN Real Estate Fund, LP, a real estate investment fund that was jointly established by Elbit, Plaza and Eastgate, focused on investments in the U.S. retail and commercial real estate sectors (the “Fund”).

About EDT Retail Trust

EDT Retail Trust is a real estate investment trust focused on investing predominately in U.S. community shopping centers giving investors exposure to a premium quality portfolio of U.S. retail real estate in the value and convenience sector. It currently holds interests in 48 assets covering approximately 10.9 million square feet. EDT Retail Management Limited , EDT's managing entity, is jointly owned by Developers Diversified Realty Corporation (DDR) and EPN GP LLC (EPN).

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2010, under the caption “Risk Factors” and any other economic change or event that may affect our investment in EDT. Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:

Company Contact:	Investor Contact:
Dudi Machluf	Mor Dagan
Chief Executive Officer (Co-CEO)	Investor Relations
Tel: +972-3-608-6024	Tel: +972-3-516-7620
dudim@elbitimaging.com	mor@km-ir.co.il

Elbit Imaging Ltd.
2 Weitzman Street, Tel Aviv 64239, Israel
Tel: +972-3-608-6000  Fax: +972-3-608-6054